VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2016 (MM/DD/YY) AND ENDING JUNE 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION FINANCIAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 LONG RIDGE ROAD, 3 NORTH
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN (203) 388-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____HOWARD ROTHMAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____VISION FINANCIAL MARKETS, LLC_____ , as of _____JUNE 30_____ , 20 **17** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

PRESIDENT
Title

_____KRISTEN RIOLO_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CONNECTICUT_____
County of FAIRFIELD_____
Subscribed and sworn to (or affirmed) before me on this _17_ day of _August_ , _17_ by _____ID_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Kristen Riolo_____

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Financial Markets LLC

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2017, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

As more fully described in Note 9, *Contingencies and Guarantees*, the Company is a contingent party to a bankruptcy proceeding for which the Company has reserved its best estimate of the Company's exposure at June 30, 2017. In addition, the Company is involved in various legal and regulatory matters for which the Company has set up associated reserves based on management's best estimate of the Company's exposure. The ultimate outcome of these matters cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Nevertheless, due to these uncertainties, it is at least reasonably possible that management's view of the outcome will change in the near term. Our opinion is not modified with respect to that matter.

PKF O'Connor Davies, LLP

August 29, 2017

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$ 3,498,394
Cash segregated in compliance with federal and other regulations	52,651,804
Total cash	56,150,198
Securities owned, at fair value (pledged $24,495,370 as collateral)	117,550,922
Receivable from futures commission merchant (cash of $1,274,464)	1,274,464
Receivable from and deposit with clearing organizations (cash of $17,250,079)	17,250,079
Receivable from brokers or dealers	124,894
Receivable from customers	11,591,115
Allowance for doubtful accounts (Bad debt expense)	(3,819,724)
Securities borrowed	28,690,720
Exchange memberships, at cost (fair value $129,000)	166,100
Secured demand notes	15,410,000
Accrued interest and dividends receivable	268,745
Receivable from affiliates	49,897
Other assets	708,525
TOTAL ASSETS	**$ 245,415,935**

LIABILITIES AND MEMBERS' EQUITY

Payable to customers	$ 63,684,757
Payable to brokers or dealers and clearing organizations	9,058,681
Payable to non-customers	9,497,168
Bank loan payable	4,102,704
Securities sold, not yet purchased, at fair value	22,792,254
Securities loaned	96,981,400
Cash collateral on secured demand notes	4,208,700
Accounts payable, accrued expenses and other	9,217,783
TOTAL LIABILITIES	**219,543,447**
Liabilities subordinated to the claims of general creditors	15,510,000
Members' equity	10,362,488
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 245,415,935**

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating on a self-clearing basis. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). As a broker dealer, the Company is a member of a number of US Stock and Option Exchanges. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

Commission and fee revenues primarily arise from agency transactions in listed equity and fixed income securities, sales of mutual funds, and options. Commission and fee revenues are recognized in the accounts on trade date.

Investment Valuation and Income Recognition

Securities Owned and Securities Sold Not Yet Purchased are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date.

Realized and unrealized gains and losses on investments are included in the determination of net gain from securities trading. The Company earns income from stock loan rebates from the lenders of securities to the Company who reinvest the cash collateral pledged by the Company, which is also included in net gain from securities trading. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates.

Correspondent Guaranteed Fee

The Company, in its capacity as a self-clearing securities broker dealer and member of exchanges holds an error account for various Correspondents. Such account shall be used solely in such instances that Correspondent, in the normal course of its business experiences an "Error" (defined as a transaction that is erroneous in nature and cannot be applied to a correspondent account). The Correspondent shall be responsible for any losses which occur in the Error Account. For the Year ended June 30, 2017, the Company received $504,330 in Correspondent Guaranteed Fees for holding the Error Accounts.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes
No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.
The Company accounts for income taxes under ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.
Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2014, 2015, and 2016, or expected to be taken on the Company's 2017 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company maintains its cash at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Customer receivables and payables

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. For the year ended June 30, 2017, the Company incurred a bad debt of approximately $3.6 million. The Company is pursuing the client in court to collect the amount owed. The Company has enhanced its procedures to protect it from this situation reoccurring.

Other Assets

Other Assets are comprised of receivables generated in the normal course of business, including investment in DTCC and rent security deposits.

Use of Estimates in Financial Statements

Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3.   ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At June 30, 2017, segregated assets included in the statement of financial condition were as follows:

Cash	$ 49,092,365
US Treasury Bills	$ 1,996,671

Assets in segregation exceeded the segregation requirements by $2,323,125 after considering the deposit made within the allowable time frame on July 3, 2017.

Also included in Cash - Segregated in statement of financial condition was $3,559,439 held in PAB Reserve Bank Accounts.

US Treasury Bills totaling $1,996,671 were included in Securities owned, at fair value on Statement of Financial Condition.

NOTE 4.   SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $15,510,000, consisting of cash subordinations of $100,000 (bearing interest at 6% per annum) and secured demand note agreements of $15,410,000 (bearing interest at 3% to 9.15% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2018	$ 100,000	$ 9,900,000	$ 10,000,000
2019	-	2,250,000	2,250,000
2020	-	2,035,000	2,035,000
Thereafter	-	1,225,000	1,225,000
	$ 100,000	$ 15,410,000	$ 15,510,000

Subordinated loans pursuant to secured demand note agreements in the amount of $3,085,000 meet the definition of equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of subordinated debt.

VISION FINANCIAL MARKETS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

NOTE 5.   OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.
The Company will continue in perpetuity or at the occurrence of any of the events described in the Operating Agreement.

NOTE 6.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At June 30, 2017, the Company's net capital of $16,486,428 calculated under SEA Rule 15c3-1, was $16,134,837 in excess of its minimum requirement of $351,591.

NOTE 7.   FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2017. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets						
Securities owned at fair value		Level 1		Level 2		Total
Equities	$	71,713,304	$	-	$	71,713,304
US Tbills		1,996,671				1,996,671
Corporate Debt		-		20,223,592		20,223,592
Options		23,304,911		-		23,304,911
Municipal Debt		-		312,444		312,444
	$	97,014,886	$	20,536,036	$	117,550,922
Open Trade Equity on futures contracts (included in receivables from futures commission merchant)		35,873		-		35,873
	$	97,050,759	$	20,536,036	$	117,586,795

Liabilities		Level 1		Level 2		Total
Securities sold, not yet purchased at fair value						
Equities	$	8,205	$	-	$	8,205
Options		22,784,049		-		22,784,049
	$	22,792,254	$	-	$	22,792,254

The Company didn't hold any assets or liabilities valued using level 3 inputs at June 30, 2017.

Fair Value of Short-Term Financial Instruments

The carrying amount of cash; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 7.   FAIR VALUE MEASUREMENTS (continued)

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of June 30, 2017, the contract value was $28,690,720 and the respective collateral market value of borrowed securities was approximately $26,800,000.

NOTE 8.   RELATED PARTY TRANSACTIONS

Customer commissions

Included in commission revenue are commissions earned on the securities accounts of management and employees.

Due From Affiliated Companies

The Company provides monthly administrative staff and office expenses to an affiliate-Vision Brokerage Services LLC-for which it charges $9,000 per month. At June 30, 2017, the Company was owed $34 by this affiliate. During the year the Company reimbursed the affiliate $210,000 for a regulatory fine regarding markups on bonds and related supervisory procedures and paid restitution of approximately $89,000 directly to the affected customers.

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions for an affiliate –High Ridge Futures LLC. The amount paid to the company by the affiliate was $584,467 for the year ended June 30, 2017. At June 30, 2017, the company was owed $41,135 by the affiliate.

The Company pays certain employee-related expenses for an affiliate –High Ridge Holding Company – and is reimbursed 100%. The amount paid to the Company by the affiliate was $57,513 for the year ended June 30, 2017. At June 30, 2017, the Company was owed $5,597 by this affiliate.

The Company shares office space and supplies with Vision Investment Advisors, LLC, an affiliate, for which it charges $600 per month. It also pays certain employee-related expenses and is reimbursed 100% by the affiliate. During 2017, the total received by the affiliate was $50,397 and the Company was owed $3,131 at June 30, 2017.

Real Estate costs of $84,221 were reimbursed to a related affiliate.

Subordinated Liabilities

At June 30, 2017, the Company owed $10,085,000 of subordinated liabilities to related parties. During the year ended June 30, 2017, approximately $519,933 of interest was paid on these subordinated liabilities.

NOTE 9.   CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company is subject to various lawsuits and regulatory actions, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers' and carried customer activities.

The Company is a contingent party to a bankruptcy proceeding dating back to August 2007. Management and internal legal counsel have reviewed the progress of the bankruptcy proceedings with the Trustee for the bankruptcy, and as a result, have determined that the Company's exposure has been substantially reduced at June 30, 2017. Accordingly, the Company reduced its reserve balance to $1.5 million as of this date and recorded a $10.5 million non-operating gain.

The Company is involved in various legal matters related to the calculation of reserve accounts and PAB accounts, AML, and compliance with prospectus delivery rules and requirements. Certain of these matters are being reviewed by regulatory agencies and management has concluded that it is probable that the Company may be impacted and therefore has provided for a $2 million reserve at June 30, 2017. In addition, the Company had guaranteed certain operations of a third party commodities broker through 2014 and as a result of an early-stage regulatory enforcement matter at this 3rd party, management has accrued an additional $2 million reserve at June 30, 2017. These reserves are included in Regulatory matters and professional fees for the year ended June 30, 2017.

The actual amounts of such fines, penalties, and guarantees are not yet known but the Company believes it is fully reserved at June 30, 2017.

NOTE 10.   LEASE COMMITMENTS

The Company has two leases for office space as of June 30, 2017 with the following expirations: May 2019 and January 2023. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments subject to escalation, net of future reimbursement of $898,157 from High Ridge Futures LLC, are as follows:

Year ending June 30,	
2018	$ 172,483
2019	170,481
2020	136,704
2021	136,704
2022	136,704
2023	73,289
	$ 826,365

Rent expense incurred for the year ended June 30, 2017 was $198,432 net of High Ridge Futures LLC, reimbursement.

NOTE 11.   EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $32,578 for the year ended June 30, 2017.

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions.
For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.
The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

VISION FINANCIAL MARKETS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when prevailing market prices in order to satisfy its customer obligations. necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

NOTE 13.   REGULATORY MATTERS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies.   These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies

NOTE 14.   SHORT-TERM BORROWINGS

The Company had $40 million of secured lines of credit with 2 banks and a $25 million Repurchase Agreement with a bank outstanding at June 30, 2017. The Company had $4 million outstanding on the secured lines and $0 of borrowings outstanding on the repurchase agreement for the year then ended.

NOTE 15.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 29, 2017, the date the financial statements were available to be issued, and no events have been identified which require disclosure.